Exhibit 99.18

FORM 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

This report is filed to amend information disclosed in the report dated August 12, 2020 in respect of Premier Gold Mines Limited (“Premier”).

ITEM 1	Security and Reporting Issuer
1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to common shares (each, a “Common Share”) of i-80 Gold Corp. (“i-80”) and Common Share purchase warrants (each, a “Warrant”) of i-80. Each Warrant entitles the holder to acquire one Common Share at an exercise price of $3.64 per Common Share (subject to adjustment in certain circumstances) at any time and from time to time between April 14, 2021 and April 14, 2024.

The head office of i-80 is located at:

5190 Neil Road - Suite 110

Reno, NV 89820

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. This report relates to a treasury issuance.

ITEM 2	Identity of the Acquiror
2.1	State the name and address of the acquiror.

Waterton Nevada Splitter, LLC (“Splitter”)
Waterton Nevada Splitter II, LLC (“Splitter II”)
c/o Waterton Global Resource Management, Inc.
Commerce Court West

199 Bay Street, Suite 5050
Toronto, ON M5L 1E2

Each of Splitter and Splitter II (collectively, “Waterton”) is a Nevada limited liability company principally engaged in investing in mining properties.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

As previously disclosed, on August 10, 2020, Waterton, Premier and Premier Gold Mines USA, Inc. (“PG USA”), a wholly-owned subsidiary of Premier, entered into a purchase agreement (the “Purchase Agreement”) pursuant to which PG USA agreed to acquire (the “Transaction”) from Waterton all of the outstanding membership interests of Osgood Mining Company LLC, the owner of the Getchell Project in the Getchell gold belt near Winnemuca, Nevada, for aggregate consideration consisting of cash, common shares of Premier, warrants to acquire common shares of Premier and contingent payments; provided, however, that if Premier spun off (the “Spin-Out”) PG USA by distributing all or a substantial portion of the shares of common stock of PG USA to the holders of common shares of Premier and such shares of common stock were listed on the TSX, the Toronto Venture Exchange and/or the NYSE American LLC prior to closing of the Transaction, then the consideration involving common shares and warrants of Premier described above would be modified such that Waterton would instead receive shares of common stock and common stock purchase warrants of PG USA on the terms set out in the Purchase Agreement.

On December 16, 2020, Waterton, Premier, PG USA and i-80 entered into amendment no. 1 to the Purchase Agreement pursuant to which, among other things, the Spin-Out was modified such that the spun-out entity would be i-80 and upon closing of the Spin-Out and the Transaction, Waterton would receive Common Shares and Warrants of i-80.

The Spin-Out and the Transaction closed on April 14, 2021 (the “Closing”). On Closing, Waterton acquired an aggregate of 13,036,846 Common Shares and 12,071,152 Warrants.

2.3	State the names of any joint actors.

Splitter and Splitter II are joint actors.

ITEM 3	Interest in Securities of the Reporting Issuer
3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

See Items 1.1 and 2.2.

Immediately prior to Closing, Waterton did not have beneficial ownership of, or control or direction over, any securities of i-80. Immediately following the Closing, Waterton had ownership of, or control or direction over, 13,036,846 Common Shares, representing approximately 7.16% of the issued and outstanding Common Shares on a non-diluted basis, and 12,071,152 Warrants. Assuming the exercise of all of the Warrants, Waterton would have ownership of, or control or direction over, 25,107,998 Common Shares, representing approximately 12.93% of the issued and outstanding Common Shares on a partially-diluted basis.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

Waterton acquired the Common Shares and Warrants on Closing as described in Item 2.2.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See item 3.1.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which
(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See item 3.1.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

ITEM 4	Consideration Paid
4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 2.2.

On Closing (a) the aggregate value of the Common Shares received by Waterton was equal to Cdn.$33,895.799.60 (based on a deemed issuance price per Common Share equal Cdn.$2.60) and (b) the aggregate value of the Warrants received by Waterton was equal to Cdn.$31,384,995.00 (based on a deemed issuance price per Warrant equal to Cdn.$2.60).

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Items 2.2, 3.2 and 4.1.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Item 2.2.

ITEM 5	Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;
(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;
(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;
(e)	a material change in the present capitalization or dividend policy of the reporting issuer;
(f)	a material change in the reporting issuer’s business or corporate structure;
(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;
(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;
(j)	a solicitation of proxies from securityholders;
(k)	an action similar to any of those enumerated above.

See Item 2.2.

Waterton has no current plan or future intentions which relate to, or would result in, acquiring additional securities of i-80, disposing of securities of i-80 or any of the other actions listed in paragraphs (a) through (k) above. Depending on market conditions, Waterton’s view of i-80’s prospects, other investment opportunities and other factors considered relevant by Waterton, Waterton may acquire additional securities of i-80 from time to time in the future, in the open market or pursuant to privately negotiated transactions, or may sell all or a portion of its securities of i-80.

ITEM 6	Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

See Item 2.2.

ITEM 7	Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

See Item 2.2.

ITEM 8	Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

ITEM 9	Certification

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: April 22, 2021

WATERTON NEVADA SPLITTER, LLC

by (signed) Isser Elishis
Name: Isser Elishis

Title: Authorized Signatory

WATERTON NEVADA SPLITTER II, LLC

by (signed) Richard Wells
Name: Richard Wells

Title: Authorized Signatory